GPC biotech

                                  PRESS RELEASE
                              FOR IMMEDIATE RELEASE

                    GPC Biotech Reports Financial Results for
                                Fiscal Year 2004

o    Cash and equivalents of (euro) 131 million as of December 31, 2004
o Year highlighted by successful refinancing of the Company via secondary offering raising (euro) 78 million in net proceeds and listing on NASDAQ
o Company on track to complete patient enrollment in satraplatin Phase 3 registrational trial by end of 2005; 500 patients enrolled as of March 10th

Martinsried/Munich (Germany) and U.S. Research & Development Facilities in Waltham/Boston, Mass. and Princeton, N.J., March 15, 2005 - GPC Biotech AG (Frankfurt Stock Exchange: GPC; TecDAX 30; NASDAQ: GPCB) today reported financial results for the fourth quarter and fiscal year ended December 31, 2004.

Revenues in 2004 decreased 41% to (euro) 12.6 million from (euro) 21.6 million in 2003. As reported in previous releases, GPC Biotech expected a reduction in revenues from technology alliances during 2004. Several of these alliances ended in 2003, and the Company is continuing to focus on discovering and developing new anticancer drugs as opposed to seeking new technology platform alliances. The 2004 revenues were generated from the Company's ongoing alliance with ALTANA Pharma AG and the ALTANA Research Institute in the U.S.

Research and development (R&D) expenses increased 7% in 2004 to (euro) 40.2 million compared to (euro) 37.7 million in 2003. Despite increased drug development activities in 2004, especially related to the Company's lead drug candidate satraplatin, including a ramp-up of patients enrolled in the SPARC Phase 3 registrational trial, R&D expenses increased only moderately compared to 2003. In 2004, general and administrative (G&A) expenses increased 14% to (euro)
13.2 million compared to


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


(euro) 11.5 million in 2003. Non-cash charges for stock options and convertible bonds, which are included in R&D and G&A expenses, were (euro) 3.5 million in 2004 compared to (euro) 2.5 million in 2003. The Company's net loss increased 49% to (euro) (39.9) million in 2004 compared to (euro) (26.8) million in 2003. Basic and diluted loss per share was (euro) (1.60) in 2004 compared to (euro) (1.29) in 2003.

For the three months ended December 31, 2004, revenues were (euro) 3.5 million, compared to (euro) 5.2 million for the same period in 2003. R&D expenses were
(euro) 12.5 million in the fourth quarter of 2004 (fourth quarter of 2003:
(euro) 9.9 million). G&A expenses were (euro) 3.9 million in the fourth quarter of 2004 (fourth quarter of 2003: (euro) 3.1 million). Non-cash charges for stock options and convertible bonds, which are included in R&D and G&A expenses, were
(euro) 1.8 million in the fourth quarter of 2004 (fourth quarter of 2003: (euro)
0.3 million). Net loss was (euro) (13.8) million in the fourth quarter of 2004 (fourth quarter of 2003: (euro) (8.6) million). Basic and diluted loss per share was (euro) (0.50) in the fourth quarter of 2004, compared to (euro) (0.41) for the same period in 2003.

As of December 31, 2004, cash, cash equivalents, short-term investments and marketable securities totaled (euro) 131 million (December 31, 2003: (euro) 91.7 million), including (euro) 2.3 million in restricted cash. Net cash burn for fiscal 2004 was (euro) 38.9 million. Net cash burn is derived by adding net cash used in operating activities ((euro) 37.8 million) and purchases of property, equipment and licenses ((euro) 1.1 million). The figures used to calculate net cash burn are contained in the Company's consolidated statements of cash flows for the fiscal year ended December 31, 2004. Net cash burn was (euro) 10.0 million for the fourth quarter of 2004, (euro) 10.5 million for the third quarter of 2004, (euro) 9.6 million for the second quarter of 2004 and (euro)
8.8 million for the first quarter of 2004.

 "Our focus during 2004 was on broadening GPC Biotech's potential to build for the future success of the Company," said Bernd R. Seizinger, M.D., Ph.D., Chief Executive Officer. The year was marked by important achievements, including a major financing, a NASDAQ listing, the advancement of our oncology drug development programs and the laying of the groundwork to expand the medical and commercial opportunities for our lead anticancer drug candidate, satraplatin."

Dr. Seizinger continued, "During 2004 we continued to enroll patients in the satraplatin SPARC Phase 3 registrational trial and remain on track to complete patient accrual by the end of this year. As of March 10, 2005, 500 patients had been accrued to the SPARC trial. We believe that, to date, the SPARC trial is one of fastest accruing large, randomized Phase 3 trials for chemotherapy drugs in prostate cancer. In 2004, we also opened the first of a number of planned additional clinical trials to explore the potential of satraplatin in oncology areas beyond the initial planned indication of hormone-refractory prostate cancer. We also made solid progress in our other development programs during the year. Importantly, we completed the pre-clinical and other preparatory work that enabled us to move our monoclonal antibody 1D09C3 into the clinic in early 2005. In addition, we have also


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significantly strengthened our drug discovery capabilities through the recent acquisition of the assets of the kinase drug discovery firm, Axxima Pharmaceuticals. We are very proud of our achievements and look forward to further progress in the months ahead."

Key Achievements in 2004
------------------------

Corporate

o Company listed American Depositary Shares on NASDAQ U.S. stock exchange under symbol, GPCB.

o Successful follow-on offering netting proceeds of approximately (euro) 78 million (approximately $95 million).

o Achievement of milestones in multiyear alliance with ALTANA Pharma AG working with the ALTANA Research Institute in the U.S.

o Partnering of small molecule MHC Class II antagonists program for autoimmune diseases with Debiopharm S.A., developer of blockbuster anticancer drug, Eloxatin(R) (oxaliplatin).


Lead anticancer drug candidate, satraplatin

o Receipt of Scientific Advice letter from European central regulatory authority, EMEA. The same multicenter, multinational trial may be used as the basis for regulatory approval in both the U.S. and Europe.

o Phase 1 combination study with radiation therapy in non-small cell lung cancer opened.

o Presentation of pre-clinical data presented at key scientific conferences supportive of the potential use of satraplatin in the hormone-refractory prostate cancer setting.


Other development programs

1D09C3 monoclonal antibody against lymphoid tumors
--------------------------------------------------

o Presentation of pre-clinical data demonstrating the efficacy of the antibody against a variety of hematological malignancies.

o Completion of pre-clinical testing and preparations that enabled the antibody to enter human clinical studies in early 2005.



RGB-286199 anticancer cell cycle inhibitor
------------------------------------------

o U.S. patent issued with claims covering RGB-286199, including the composition of matter of a family of cell cycle inhibitors. Claims also include pharmaceutical compositions, as well as methods of treating certain diseases, including cancer.

o Presentation of data showing RGB-286199 results in cell cycle arrest and apoptosis in a wide range of tumor cells in culture. Compound shown to be a potent inhibitor of all known cyclin-dependent kinases involved in controlling various key events during the cell cycle.


Investor Meeting and Press Conference Scheduled
-----------------------------------------------

As previously announced, the Company has scheduled a press conference and an investor meeting today in Frankfurt, Germany. Dial-in numbers for the press conference (10:00 CET; in German) and investor meeting (14:00CET/8:00A.M. EST; in English) follow. In addition, the investor meeting will be webcast live and will be accessible through the GPC Biotech Web site at www.gpc-biotech.com. A replay will be available via the Web site following the live event.

Dial-in numbers for the press conference and investor meeting are as follows:

Press conference:
European participants: 0049 (0) 69 2222 7111
U.S. participants: 1-866-850-2201 (toll free)

Investor meeting:
European participants: 0049 (0) 69 22222 0560
U.S. participants: 1-866-239-0750 (toll free)

Please dial in 10 minutes before the beginning of the conferences. Slides accompanying the meetings will be available on the Company's Web site shortly before the start of each presentation.

GPC Biotech AG is a biopharmaceutical company discovering and developing new anticancer drugs. The Company's lead product candidate - satraplatin - is currently in a Phase 3 registrational trial as a second-line chemotherapy treatment in hormone-refractory prostate cancer following successful completion of a Special Protocol Assessment by the U.S. FDA and receipt of a Scientific Advice letter from the European central regulatory authority, EMEA. The FDA has also granted fast track designation to satraplatin for this indication. Satraplatin was in-licensed from Spectrum Pharmaceuticals, Inc. Other anticancer programs include: a monoclonal antibody with a novel mechanism-of-action against a variety of lymphoid tumors, currently in Phase 1 clinical development, and a small molecule broad-spectrum cell cycle inhibitor, currently in pre-clinical development. The Company is leveraging its drug discovery technologies to elucidate the mechanisms-of-action of drug candidates and to support the growth of its drug pipeline. GPC Biotech also has a multi-year alliance with ALTANA Pharma AG working with the ALTANA Research Institute in the U.S., which provides GPC Biotech with revenues through mid-2007. GPC Biotech AG is headquartered in Martinsried/Munich (Germany). The Company's wholly owned U.S. subsidiary has research and development sites in Waltham, Massachusetts and Princeton, New Jersey. For additional information, please visit the Company's Web site at www.gpc-biotech.com.

This press release may contain projections or estimates relating to plans and objectives relating to our future operations, products, or services; future financial results; or assumptions underlying or relating to any such statements; each of which constitutes a forward-looking statement subject to risks and uncertainties, many of which are beyond our control. Actual results could differ materially depending on a number of factors, including the timing and effects of regulatory actions, the results of clinical trials, the Company's relative success developing and gaining market acceptance for any new products, and the effectiveness of patent protection. There can be no guarantee that the SPARC trial will be completed in a timely manner, if at all. Additionally, there can be no guarantee that satraplatin will be approved for marketing in a timely manner, if at all. We direct you to


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the Company's Registration Statement on Form F-1 filed with the U.S. Securities and Exchange Commission for additional details on the important factors that may affect the Company's future results, performance and achievements. The Company disclaims any intent or obligation to update these forward-looking statements or the factors that may affect the Company's future results, performance or achievements, even if new information becomes available in the future.

Eloxatin(R) (oxaliplatin) is a registered trademark of sanofi-aventis Group.


For further information, please contact:

GPC Biotech AG
Fraunhoferstr. 20                                   Additional Media Contacts:
82152 Martinsried/Munich, Germany                   Euro RSCG Life NRP
Phone/Fax: +49 (0)89 8565-2600/-2610                In NY: Mark Vincent
info@gpc-biotech.com                                Vice President
                                                    Phone: +1 212 845 4239
Martin Braendle (ext. 2693)                         mark.vincent@eurorscg.com
Senior Manager, Investor Relations & Corporate
Communications                                      In Europe
martin.braendle@gpc-biotech.com                     Maitland Noonan Russo
                                                    In London: Brian Hudspith
In the U.S.                                         Phone: +44 (0)20 7379 5151
Laurie Doyle                                        bhudspith@maitland.co.uk
Associate Director, Investor Relations & Corporate
Communications
Phone: +1 781 890 9007 (ext. 267)
Fax: +1 781 890 9005
laurie.doyle@gpc-biotech.com



                              - Financials Follow -


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

Consolidated Statements of Operations (U.S. GAAP)

in thousand (euro), except share and per share data                        2004              2003          Q4 2004           Q4 2003
------------------------------------------------------------------------------------------------------------------------------------
Collaborative revenues (a)                                               12,649            20,821            3,503            5,189
Grant revenues                                                                -               733                -               39
Total revenues                                                           12,649            21,594            3,503            5,228
Research and development expenses                                        40,202            37,741           12,547            9,892
General and administrative expenses                                      13,173            11,526            3,878            3,113
Amortization of intangible assets acquired in a
     business combination                                                   166             1,801               19            1,314
Total operating expenses                                                 53,541            51,068           16,444           14,319
------------------------------------------------------------------------------------------------------------------------------------
Operating loss                                                          (40,892)          (29,474)         (12,941)          (9,091)
Other income                                                                988             1,289              189              452
Interest income                                                           2,618             2,892              793              538
Other expenses                                                           (2,542)           (1,402)          (1,825)            (461)
Interest expenses                                                           (99)             (136)             (26)             (35)
------------------------------------------------------------------------------------------------------------------------------------
Net loss                                                                (39,927)          (26,831)         (13,810)          (8,597)


Basic and diluted net loss per share, in euro                             (1.60)            (1.29)           (0.50)           (0.41)

Shares used in computing basic and diluted loss per share            24,950,638        20,731,535       28,704,436       20,741,005
-----------------
(a) Revenues from related party
Collaborative revenues                                                   12,588            20,192            3,442            4,986


See accompanying notes to unaudited consolidated financial statements.


Consolidated Balance Sheets (U.S. GAAP)

in thousand (euro), except share and per share data                                                                    December 31,
Assets                                                                                                      2004               2003
------------------------------------------------------------------------------------------------------------------------------------
Current assets
     Cash and cash equivalent                                                                             59,421             34,947
     Marketable securities and short-term investments                                                     69,248             54,221
     Accounts receivable                                                                                       -                755
     Accounts receivable, related party                                                                    1,006                  -
     Prepaid expenses                                                                                      1,170              1,540
     Other current assets                                                                                  4,211              2,042
------------------------------------------------------------------------------------------------------------------------------------
Total current assets                                                                                     135,056             93,505

Property and equipment, net                                                                                2,615              3,264
Intangible assets acquired in a business combination, net                                                    413                613
Other assets, non-current                                                                                  1,488              1,679
Restricted cash                                                                                            2,321              2,503
------------------------------------------------------------------------------------------------------------------------------------
Total assets                                                                                             141,893            101,564

Liabilities and shareholders' equity
------------------------------------------------------------------------------------------------------------------------------------
Current liabilities
     Accounts payable                                                                                        519                629
     Accrued expenses and other current liabilities                                                        6,910              6,499
     Current portion of deferred revenue, related party                                                    4,938              5,238
     Current portion of deferred revenue                                                                       -                165
     Current portion of long-term debt                                                                         -                128
     Current portion of obligations under capital leases                                                       -                308
------------------------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                                                 12,367             12,967

Capital lease obligations, net of current portion                                                              -                320
Long-term debt, net of current portion                                                                         -                639
Deferred revenues, related party, net of current portion                                                   2,925              4,875
Convertible bonds                                                                                          1,768                884

Shareholders' equity
     Ordinary shares, (euro) 1 non-par, notional value;
     Shares authorized:  51,655,630 as of December 31, 2004
           and 39,255,630 as of December 31, 2003
     Shares issued and outstanding:  28,741,194 as of December 31, 2004
           and 20,754,075 as of December 31, 2003                                                         28,741             20,754
     Additional paid-in capital                                                                          266,074            190,335
     Subscribed shares                                                                                         -                215
     Accumulated other comprehensive loss                                                                 (2,732)            (2,102)
     Accumulated deficit                                                                                (167,250)          (127,323)
------------------------------------------------------------------------------------------------------------------------------------
Total shareholders' equity                                                                               124,833             81,879
------------------------------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                                                               141,893            101,564



See accompanying notes to unaudited interim consolidated financial statements.

Consolidated Statements of Cash Flows (U.S. GAAP)

                                                                                                           Years Ended December 31,
in thousand (euro)                                                                                          2004               2003
------------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities
Net loss                                                                                                 (39,927)          (26,831)
Adjustments to reconcile net loss to net cash used in operating activities:
     Depreciation                                                                                          1,568             1,820
     Amortization                                                                                            166             2,007
     Compensation cost for stock option plan and convertible bonds                                         3,451             2,511
     Accrued interest income on marketable securities and short-term investments                            (556)              (60)
     Bond premium amortization                                                                               513               444
     Loss on disposal of property and equipment                                                               56               151
     (Gain)/loss on marketable securities and short-term investments                                         841               (32)
     Changes in operating assets and liabilities:
       Accounts receivable, related party                                                                 (1,006)                -
       Accounts receivable                                                                                   754               (32)
       Other assets, current and non-current                                                              (1,740)           (1,201)
       Accounts payable                                                                                      (96)              249
       Deferred revenue, related party                                                                    (2,241)           (3,924)
       Deferred revenue                                                                                     (165)             (276)
       Other liabilities and accrued expenses                                                                566             2,200
------------------------------------------------------------------------------------------------------------------------------------
Net cash used in operating activities                                                                    (37,816)          (22,974)

Cash flows from investing activities
Purchases of property, equipment and licenses                                                             (1,071)           (1,669)
Proceeds from sale of marketable securities and short-term investments                                    36,192           121,076
Purchases of marketable securities and short-term investments                                            (52,170)         (100,684)
------------------------------------------------------------------------------------------------------------------------------------
Net cash (used in)/provided by investing activities                                                      (17,049)           18,723

Cash flows from financing activities
Principal payments under capital lease obligations                                                          (634)             (639)
Proceeds from issuance of convertible bonds                                                                  935               517
Payments for cancellation of convertible bonds                                                                (4)                -
Proceeds from equity offering, net payments for costs of transaction                                      77,976                 -
Proceeds from exercise of stock options and convertible bonds                                              2,038                77
Cash received for subscribed shares                                                                            -               215
Principal payments of loans                                                                                 (639)             (128)
------------------------------------------------------------------------------------------------------------------------------------
Net cash (used in)/provided by financing activities                                                       79,672                42
Effect of exchange rate changes on cash                                                                     (314)             (769)
Restricted cash                                                                                              (19)              (22)
Net increase/(decrease) in cash                                                                           24,474            (5,000)
Cash and cash equivalents at the beginning of the period                                                  34,947            39,947
------------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at the end of the period                                                        59,421            34,947


Supplemental information:
     Cash paid for interest                                                                                   63               136
Non-cash investing and financing activities:
     Write off of shares received from conversion of note, including
     accrued interest against deferred revenue                                                                 -             2,630


See accompanying notes to unaudited interim consolidated financial statements.


Consolidated Statements of Changes in Shareholder's Equity (U.S. GAAP)

                                                                                               Accumulated
                                                 Ordinary shares     Additional                      Other                     Total
                                              ----------------------      Paid-  Subscribed  Comprehensive Accumulated Shareholders'
in thousand (euro), except share data            Shares    Amount    in Capital      Shares         Income     Deficit        Equity
------------------------------------------------------------------------------------------------------------------------------------
Balance as of December 31, 2002              20,719,780    20,720      187,781            -           (739)   (100,492)     107,270
------------------------------------------------------------------------------------------------------------------------------------
Components of comprehensive loss:
   Net loss                                                                                                    (26,831)     (26,831)
   Change in unrealized gain on
     available-for-sale securities                                                                      30                       30
   Accumulated translation adjustments                                                              (1,393)                  (1,393)
                                                                                                                       -------------
   Total comprehensive loss                                                                                                 (28,194)
Exercise of stock options and convertible
   bonds                                         34,295        34           43          215                                     292
Compensation costs, stock options and
   convertible bonds                                                     2,511                                                2,511
                                             ---------------------------------------------------------------------------------------
Balance as of December 31, 2003              20,754,075    20,754      190,335          215         (2,102)   (127,323)      81,879
------------------------------------------------------------------------------------------------------------------------------------
Components of comprehensive loss:
   Net loss                                                                                                    (39,927)     (39,927)
   Change in unrealized gain on
     available-for-sale securities                                                                    (154)                    (154)
   Accumulated translation adjustments                                                                (476)                    (476)
                                                                                                                       -------------
   Total comprehensive loss                                                                                                 (40,557)
Issuance of shares in equity offering         7,160,000     7,160       70,816                                               77,976
Exercise of stock options and convertible
   bonds                                        827,119       827        1,472         (215)                                  2,084
Compensation costs, stock options and
   convertible bonds                                                     3,451                                                3,451
                                             ---------------------------------------------------------------------------------------
Balance as of December 31, 2004              28,741,194    28,741      266,074            -         (2,732)   (167,250)     124,833
------------------------------------------------------------------------------------------------------------------------------------



See accompanying notes to unaudited interim consolidated financial statements.


Shareholdings of Management Board and Supervisory Board

                                                                                                            At December 31, 2004
                                                             --------------------------------------------------------------------
                                                                   Number of        Number of      Number of             Stock
                                                                                                 Convertible      Appreciation
                                                                      Shares          Options          Bonds            Rights
                                                             ---------------- ---------------- ---------------- -----------------
Management Board
Bemd R. Seizinger, M.D., Ph.D.                                             -        1,374,280          600,000               -
Elmar Maier, Ph.D.                                                   266,000          289,000          191,000               -
Mirko Scherer, Ph.D.                                                  24,000          429,000          201,000               -
Sebastian Meier-Ewert, Ph.D.                                         333,200          299,000          230,500               -


Supervisory Board
Jurgen Drews, M.D., Ph.D. (Chairman)                                  28,800           10,000           25,000          20,000
Michael Lytton, J.D. (Vice Chairman)                                       -           10,000           39,000          15,000
Metin Colpan, Ph.D.                                                   14,400           10,000           15,000          11,250
Prabhavathi Fernandes, Ph.D.                                               -                -           10,000          12,500
Peter Preuss                                                          80,000                -           30,000          12,500
James Frates                                                           1,000                -                -          15,000



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